INSIGNEO SECURITIES, LLC

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44166

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Insigneo Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Brickell Avenue, 10th Floor
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene Stice 305-760-6501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name – *if individual, state last, first, middle name*)

2699 S. Bayshore Drive, Suite 300	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Gene Stice__ _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Insigneo Securities, LLC__ _____ , as
of __December 31__ _____ , 20 __18__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



JORGE ANTONIO JACOMINO
Notary Public - State of Florida
Commission # GG 221954
My Comm. Expires Jul 4, 2022
Bonded through National Notary Assn.

_____
Notary Public

_____
Signature

Financial & Operations Principal
_____
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
  of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	Page



KAUFMAN | ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Insigneo Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Insigneo Securities, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Insigneo Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Insigneo Securities, LLC's management. Our responsibility is to express an opinion on Insigneo Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Insigneo Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as Insigneo Securities, LLC's auditor since 2007.

Miami, Florida
March 15, 2019

Praxity MEMBER

INSIGNEO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS	
Cash and cash equivalents	$ 4,710,053
Receivable from broker-dealer	3,670,513
Deposit with clearing organization	250,000
Broker advances, notes, and other receivables	587,079
Receivable from related parties	299,737
Property and equipment, net	260,501
Prepaid expenses and other assets	612,172
	$ 10,390,055

LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 1,814,139
Commissions payable	3,784,072
Payable to related parties	795,328
Subordinated loan	360,000
Total liabilities	6,753,539
LEASE COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	3,636,516
	$ 10,390,055

See accompanying notes to the financial statement.

INSIGNEO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Insigneo Securities, LLC, formerly known as Global Investor Services, L.C. (the "Company"), was organized on December 24, 1998 as a Florida Limited Liability Company. The Company is a broker and dealer whose primary focus of business is to provide execution, clearing and administrative services to foreign brokers through sub-clearing arrangements. The Company also sells listed, over the counter equities, options, mutual funds, and corporate bonds to retail investors, primarily on a riskless principal basis. The Company is a wholly-owned subsidiary of Insigneo Financial Services, LLC (the "Parent").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Method of Accounting

The accompanying statement of financial condition of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accompanying statement of financial condition. Actual results could differ from those estimates and the differences may be material to the accompanying statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents include liquid instruments such as money market funds, with a purchased maturity of three months or less. The Company may, during the course of operations, maintain cash balances in excess of federally insured limits. Cash denominated in foreign currencies is valued at quoted exchange rates.

Property, Depreciation and Amortization

Property is stated at cost. Expenditures for property which substantially increase useful lives are capitalized. Depreciation and amortization is provided for on a straight-line basis over the useful lives of the respective assets ranging from 3 to 7 years or the term of the lease. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation or amortization are removed from the accounts.

Broker Advances and Notes Receivable

Broker advances and notes receivable are comprised of balances due from brokers and certain former brokers. The carrying amount of the balances may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Broker advances and notes receivable are charged off against the allowance after all means of collections have been exhausted and the potential for recovery is considered remote.

Income Taxes

In July 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 740, Income Taxes ("ASC 740"). FASB ASC 740 is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on recognition, classification and disclosure.

The Company is not a taxable entity for federal and state income tax purposes. Accordingly, the Company reports its share of income or loss with the Parent's federal and state tax return. The Company does not maintain a tax sharing agreement with its Parent however, as requested; it will distribute funds to the Parent for its share of the tax liability.

The Bipartisan Budget Act of 2015 provides that any entity treated as a partnership for U.S. income tax purposes may be directly assessed for federal income taxes, interest and penalties arising from partnership audits and/or adjustments (the "Assessment") for tax years beginning after December 31, 2017, rather than the partners of the entity being liable for the Assessment. Any such Assessment against the entity would impact the equity interests of current partners' pro-rata at the time the Assessment is levied absent claw-back provisions to any former partners or other special allocation provisions within the entity's governing documents.

Generally, the prior tax returns for the preceding three years are subject to examination by the Internal Revenue Service and generally to state examination. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on management's assessment of many factors, including past experience and complex judgements about future events, management does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

Income Taxes (Continued)

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying statement of financial condition.

Receivable from related parties

Receivable from related parties are outstanding amounts for reimbursement of expenses incurred on behalf of the related party. The carrying amounts may be reduced by an allowance that reflects Management's best estimates of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion if any, of the balance that will not be collected. As Management believes that the items are fully collectable and are therefore stated at net realizable value at December 31, 2018, Management has not recorded an allowance for doubtful accounts.

Recent Accounting Development - ASC 606 Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Firm to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. The adoption of ASC 606 resulted in no material effect on the Company's 2018 accompanying statement of financial condition.

The core principle in the new guidance is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. The Company applies the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

The Company classifies its revenues into the following categories:

Mutual fund fees - The Company has selling agreements with mutual fund companies that allow the Company to sell that company's products to clients resulting in a commission or sales load. Revenues from the sale of mutual fund products are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not

Recent Accounting Development - ASC 606 Revenue Recognition (Continued)

have a term. The selling agreements, along with the prospectuses for mutual funds, also allow the Company to earn service fees for providing certain ongoing distribution and marketing support services for that company's products which are held by our clients in the form of 12b-1 payments and retrocessions. 12b-1 service fees are generally based on the average daily market value of client assets held in a company's mutual fund. 12b-1 fees are paid monthly or quarterly. Monthly 12b-1 fees are recognized as received while quarterly 12b-1 fees are accrued monthly using managements best estimate based on prior quarterly fees received.

Principal transactions – the Company effects riskless principal transactions which are trades executed through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Revenue from riskless principal transactions consists of mark-ups and mark-downs that result from the Company's purchase and sale of over-the-counter corporate obligations, certificates of deposit including structured notes, and municipal obligations. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

Commissions – consist of charges to clients for the purchase or sale of equities, options, and some fixed income products. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

Account maintenance fees – consist of fees charged to clients for various services performed by the Company including the supervision of account activity, ensuring compliance with industry rules and regulations, distributing client funds as requested, and other administrative and operational activities. This fee is charged semi-annually in advance. There is no contract or specific performance obligation associated with the fee however the fee is deferred and recognized over the six month period.

Transaction processing and other account related fees – consist of ticket charges, service fees, wire transfer fees, and other fees associated with processing transactions and client requests. These fees are charged as the specific performance obligation is performed and recognized as received.

Although total revenues may not be materially impacted by the new guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606.

New Accounting Pronouncements - ASC 842 Leases

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"). which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The new standard was adopted on January 1, 2019 using the modified retrospective method described within ASC 842. The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee amortizes the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

The new lease guidance has caused significant changes to the way leases are recorded, presented and disclosed in our financial statements. Upon adoption, the Company estimates that it will recognize a lease liability of approximately $42,000, with an offsetting ROU asset of $42,000 resulting in no impact to equity. The effect on the results of operations is not expected to be significant.

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital

NOTE 1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

New Accounting Pronouncements - ASC 842 Leases (Continued)

purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

NOTE 2. **RECEIVABLE FROM BROKER-DEALERS**

The Company maintains a clearing agreement with Pershing, LLC ("Clearing Organization"), a Bank of New York Company, whose principal office is in Jersey City, New Jersey. Under the agreement, the Clearing Organization clears all securities transactions, on a fully disclosed basis, and carries all account assets for the Company and its clients. At December 31, 2018, the amount receivable from the Clearing Organization represents cash deposits maintained at the Clearing Organization as well as commissions and other revenues earned but not yet paid.

The amounts receivable from the Clearing Organization as of December 31, 2018 consist of:

Deposit maintained at the clearing organization	$ 250,000
Commissions and fees receivable	3,295,046
	$ 3,545,046

The Company has agreed to indemnify the Clearing Organization for losses that they may sustain from the client accounts introduced by the Company. At December 31, 2018, the Clearing Organization has made no claim for client related losses and the Company has made no reserve for potential future losses.

The Company is subject to credit risk of the Clearing Organization if it is unable to repay balances due or deliver securities in their custody.

The Company also maintains business relationships with other broker-dealers and mutual fund companies through whom they purchase or sell certain fixed income securities and mutual funds. The amount receivable from these broker-dealers as of December 31, 2018, totaled $375,467.

NOTE 3. **EXPENSE SHARING AGREEMENT**

The Company received management fees during 2018 related to expenses and services paid by the Company and shared with other affiliated companies and companies under common control, including personnel costs and vendor expenses. The Company also shared office space with other affiliated companies and companies under common control and paid its proportionate share of rent to a company under common control, in whose name the office space is leased. This arrangement was documented in an expense sharing agreement dated August 31, 2018 but applicable for the entire year. For the year ended December 31, 2018, rent of $82,171 was unpaid and is included as a component of payable to related parties.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2018 consisted of the following:

Furniture and fixtures	$	164,913
Leasehold improvements		137,915
		302,828
Less: accumulated depreciation and amortization		(42,327)
	$	260,501

NOTE 5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years. The minimum net capital requirement is defined as the greater of $250,000 or 6-2/3% of the aggregate indebtedness. As of December 31, 2108, the minimum net capital requirement was calculated to be $426,236.

At December 31, 2018, The Company had net capital of $1,333,711 which exceeded requirements by $907,475 and its aggregate indebtedness was 479.38% of its net capital.

NOTE 6. LEASE COMMITMENTS

The Company leases office space in Puerto Rico under an operating lease expiring February 28, 2023. The minimum future rental payments under the lease agreements as of December 31, 2018 are summarized as follows:

Year ending December 31:		
2019	$	10,518
2020		10,886
2021		11,267
2022		11,662
2023		1,955
	$	46,288

NOTE 7. SUBORDINATED LOAN

In June 2018, a subordinated loan in the amount of $360,000 matured. In September, the Company entered into a new one year subordinated loan agreement with the same indirect owner of the Company in the amount of $360,000. The note bears interest at an annual rate of 10%, which is payable upon maturity. The loan matures in September 2019 and is unsecured.

This subordinated borrowing is covered by an agreement approved by FINRA, is subordinated to the claims of general creditors, and is thus available in computing net

NOTE 7.   SUBORDINATED LOAN (Continued)

capital under the Securities and Exchange Commission's net capital rule. To the extent that the borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be eligible for repayment.

As of December 31, 2018 $9,000 of interest expense is payable upon maturity and is included as a component of accounts payable and accrued expenses in the accompanying statement of financial condition.

NOTE 8.   RELATED PARTIES

At December 31, 2018, the Company is owed $299,737 by certain companies under common control. At December 31, 2018, the Company separately owes $795,328 to certain companies under common control. These balances resulted from the Company's payment of expenses related to services or personnel costs shared by multiple companies, or expenses charged to the Company for facilitates usage.

	Receivable	Payable
Insigneo Financial Services and subsidiaries	$ 69,349	$ 672,047
Insigneo Financial Group And subsidiaries	221,881	12,950
Hencorp group of Companies	8,507	110,331
	$ 299,737	$ 795,328

NOTE 9.   AGREEMENT WITH CLEARING BROKER

The Company entered into a revised service agreement with its clearing broker starting July 1, 2017, which established early termination fees that decline over 7 years, and a establishes a minimum deposit requirement as follows:

Termination Fees:

In year 1	$1,000,000
In year 2	$ 900,000
In year 3	$ 800,000
In year 4	$ 700,000
In year 5	$ 600,000
In year 6	$ 500,000
In year 7 and thereafter	$ 0

Minimum clearing deposit $250,000

NOTE 10.   401(K) RETIREMENT PLAN

The Company sponsors a 401(K) retirement plan, which allows eligible employees, those that are over age 21 and work at least 30 hours per week, to voluntarily defer a percentage of their salaries. The Company maintains a discretionary employer match. In 2018, the Company matched the first $1,000 of employee deferrals and 50% of the next $1,000 of employee deferrals.

NOTE 11.   RISK CONCENTRATION

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligation, the Company may be exposed to market risk for transactions that do not settle. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

In addition, financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds. The Company maintains accounts with various financial institutions. The Company has exposure to credit risk to the extent its cash exceeds the $250,000 covered by federal deposit insurance or $500,000 covered by SIPC.

NOTE 12.   CONTINGENCIES

In the ordinary course of business, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company does not believe that any such matters will result in a material impact on the accompanying statement of financial condition.

NOTE 13.   INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. In addition, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liabilities in the accompanying statement of financial condition for these indemnifications.

NOTE 14.   SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions through March 15, 2019, the date the accompanying statement of financial condition was issued, and determined that no material events occurred subsequent to the date of the accompanying statement of financial condition that would warrant disclosure in these accompanying statement of financial condition.